June 30, 2006

Mr. Wayne P. Hall
Chief Executive Officer
Petro Resources Corporation
5100 Westheimer, Suite 200
Houston, Texas 77056

      Re:	Petro Resources Corporation
      	Amendment No. 1 to Registration Statement on Form SB-2
      Filed June 8, 2006
      File No. 333-132596

Dear Mr. Hall:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form SB-2

General

1. We reissue prior comment 4 requesting that you disclose on the cover page the price at which the shares will be offered by the selling shareholders until such time as the shares are quoted on the
OTC-BB or are listed for trading.  Please provide this disclosure.

Risk Factors, page 2

2. We reissue prior comment 7 requesting that you eliminate language that tends to mitigate the risk you discuss. Please review the section and eliminate mitigating language, including the references in the first risk factor to the amount of your working capital and your conclusion that you have "significant cash resources on hand."
Instead, focus on the underlying risk and the harm that could result.
You may provide other details later in your document. Similarly, rather than stating that there is or can be no assurance of a particular outcome, state the extent of each risk plainly and directly.

Engineering Comments

Risk Factors, page 2

3. Include a risk factor that you will not operate your own properties and thus you will not be able to control costs or scheduling of development. Projects may be delayed and therefore, the rate of production and revenues may not occur as you project.
This could negatively impact your results.

4. Include a risk factor that indicates you will have a limited staff and will rely on consultants, contractors and other operators who may have different interests than the shareholders of Petro Resources. Disclose how this may impact your results.

Our Strategy, page 16

5. Reconcile for us the fact that you state that as of the date of this prospectus, you have not acquired any producing properties with the earlier statement under Summary - Our Company that says you commenced production from your first oil and gas prospect and received your first revenues from oil and gas production in February
2006.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Mark Wojciechowski at (202) 551-3759 or, in his absence, Donald Delaney at (202) 551-3863 if you have questions regarding the financial statements and related matters. Please contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have questions regarding engineering disclosure matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions. Direct all correspondence to the following ZIP code:
20549-7010.
							Sincerely,


							H. Roger Schwall
							Assistant Director

cc:	M. Wojciechowski
	D. Delaney
      J. Wynn
      T. Levenberg
      J. Murphy

      via facsimile
      Daniel K. Donahue, Esq.
      (949)-253-0902
Mr. Wayne P. Hall
Petro Resources Corporation
June 30, 2006
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010